Leading Brands, Inc.
Management’s Discussion & Analysis
For the three and nine months ended November 30, 2013

January 9, 2014

The following information should be read in conjunction with Leading Brands, Inc.’s (“the Company”) February 28, 2013 audited consolidated financial statements. These statements, along with the Company’s annual report on Form 20-F, are available on SEDAR at www.sedar.com.

The financial statements have been prepared in accordance with United States generally accepted accounting principles (“US GAAP”).

The Company maintains its financial records in Canadian dollars. In this report, unless otherwise specified, all dollar amounts are expressed in Canadian dollars.

Overview

Leading Brands, Inc. (the “Company”) and its subsidiaries are involved in the development, production, marketing, and distribution of the Company’s branded beverage products. Earlier this year the Company ceased distributing licensed beverage brands. The Company also bottles beverages for third parties under contract.

The Company sells branded beverage products through its Integrated Distribution System (IDS) of distributors, wholesalers, and grocery chains. Its principal product lines include juices and other premium beverages. The Company’s bottling plant provides bottling services for the Company’s own products and for an external customer. The Company also uses the services of third party bottlers as required to meet its objectives.

Non-GAAP Measures

In addition to GAAP measures, the Company uses the non-GAAP measures “Earnings Before Interest, Taxes, Depreciation, Amortization, and Stock Based Compensation” (“EBITDAS”), “Net Income Before Stock Based Compensation”, “Margin”, “Margin Percentage”, and “Total Net Working Capital” to make strategic decisions and provide investors with a basis to evaluate operating performance. Non-GAAP measures do not have a standardized meaning prescribed by GAAP and may not be comparable to similar measures used by other companies. Included in this report is a table reconciling GAAP Net Income to Net Income Before Stock Based Compensation. In addition, included in other information in this report are tables calculating EBITDAS, Margin, Margin Percentage, and Total Net Working Capital.

Overall Performance

For the quarter ended November 30, 2013, the Company’s margin percentage increased to 43.4% from 26.2% . That was also an increase over the year to date 37.2% margin percentage realized for the year-ended February 28, 2013. Four factors contributed to this increase in margin percentage: (i) the Company discontinued lower margin licensed brands in the first quarter of this year; (ii) increased sales of higher margin company brands, (iii) change in mix of branded and co-pack revenues for the quarter, and (iv) increased operating efficiencies.

For the three months ended November 30, 2013, the Company reported gross sales of $3.3 million and net income of $95,258 as compared to gross sales of $4.1 million and net loss of $(376,293) in the corresponding quarter of the prior year.

Results of Operations

Revenue
	Quarter ended	Quarter ended
Revenue	November 30, 2013	November 30, 2012	Change
Manufactured Products	$3,327,983	$3,953,251	$(625,268)
Purchased Products	-	127,601	(127,601)
Total Gross Revenue	$3,327,983	$4,080,852	$(752,869)

Discounts, Allowances and
Rebates	(122,543)	(315,365)	192,822
Net Revenue	$3,205,440	$3,765,487	$(560,047)

Gross revenue for the quarter ended November 30, 2013 was $3,327,983 compared to $4,080,852 for the same period of the previous year, representing a decrease of $752,869 or 18.4% . This decrease was a result of the following:

  a reduction of co-pack volume
  reduced sales of certain branded beverage products
  the discontinuation by the Company of a licensed brand

Discounts, rebates and slotting fees for the quarter ended November 30, 2013 decreased by $192,822 compared to the same period of the prior year as a result of lower discounts on the Company’s licensed brands, lower discounts on co-packing service and the Company’s branded beverages due to lower demand.

	Nine months ended	Nine months ended
Revenue	November 30, 2013	November 30, 2012	Change
Manufactured Products	$12,628,436	$14,135,023	$(1,506,587)
Purchased Products	80,213	580,945	(500,732)
Total Gross Revenue	$12,708,649	$14,715,968	$(2,007,319)

Discounts, Allowances and
Rebates	(524,848)	(868,282)	343,434
Net Revenue	$12,183,801	$13,847,686	$(1,663,885)

Gross revenue for the nine months ended November 30, 2013 was $12,708,649 compared to $14,715,968 for the same period of the previous year, representing a decrease of $2,007,319 or 13.6% . This decrease was a result of the following:

  a reduction of co-pack volume
  reduced sales of certain branded beverage products
  the discontinuation by the Company of a licensed brand

Discounts, rebates and slotting fees for the nine months ended November 30, 2013 decreased by $343,434 compared to the same period of the prior year as a result of lower discounts on the Company’s licensed brands, lower discounts on co-packing service and the Company’s branded beverages due to lower demand.

Cost of Sales

	Quarter ended	Quarter ended
Cost of Sales	November 30, 2013	November 30, 2012	Change
Manufactured Products	$1,814,943	$2,667,228	$(852,285)
Purchased Products	-	111,724	(111,724)
Total	$1,814,943	$2,778,952	$(964,009)

Cost of sales for the quarter ended November 30, 2013 were $1,814,943 compared to $2,778,952 for the same period of the previous year, representing a decrease of $964,009 or 34.7% . This decrease was caused by the discontinuation of lower margin licensed brands and a reduction of co-pack volume and reduced sales of certain branded beverage products.

	Nine months ended	Nine months ended
Cost of Sales	November 30, 2013	November 30, 2012	Change

Manufactured Products	$6,442,027	$8,237,417	$(1,795,390)
Purchased Products	77,033	476,838	(399,805)
Total	$6,519,060	$8,714,255	$(2,195,195)

Cost of sales for the nine months ended November 30, 2013 were $6,519,060 compared to $8,714,255 for the same period of the previous year, representing a decrease of $2,195,195 or 25.2% . This decrease was caused by the discontinuation of lower margin licensed brands and a reduction of co-pack volume and reduced sales of certain branded beverage products.

Margin

	Quarter ended	Quarter ended
Margin	November 30, 2013	November 30, 2012	Change
Manufactured Products	$1,390,497	$982,355	$408,142
Purchased Products	-	4,180	(4,180)
Total	$1,390,497	$986,535	$403,962
Margin percentage	43.4%	26.2%	17.2%

Margin for the quarter ended November 30, 2013 was $1,390,497 compared to $986,535 for the same quarter of the previous year. The margin percentage of 43.4% on the quarter ended November 30, 2013 represents a significant increase over the prior comparative year.

	Nine months ended	Nine months ended
Margin	November 30, 2013	November 30, 2012	Change
Manufactured Products	$5,661,699	$5,086,401	$575,298
Purchased Products	3,042	47,030	(43,988)
Total	$5,664,741	$5,133,431	$531,310
Margin percentage	46.5%	37.1%	9.4%

Margin for the nine months ended November 30, 2013 was $5,664,741 compared to $5,133,431 for the same period of the previous year. The margin percentage of 46.5% on the nine months ended November 30, 2013 represents a significant increase over the prior comparative year.

Selling, General and Administration Expenses

Selling, general and administration expenses in the quarter ended November 30, 2013 decreased by $121,132 or 9.6% from $1,261,799 in the same quarter of the prior year to $1,140,667. This decrease was associated with a decrease in administrative costs and trade spend and marketing costs.

Summary of Quarterly Results

	November 30 (Q3)		August 31 (Q2)		May 31(Q1)		February 28/29 (Q4)
	2013	2012	2013	2012	2013	2012	2013	2012
Net sales / operating revenue	$ 3,205,440	$ 3,765,487	$ 4,061,480	$ 5,418,088	$ 4,916,881	$ 4,664,111	$ 3,392,656	$ 3,692,886
Net income (loss)	$ 95,258	$ (376,293)	$ 434,491	$ 592,479	$ 688,734	$ 411,479	$ (36,359)	$ 211,682
Net income (loss) per share	$ 0.03	$ (0.13)	$ 0.15	$ 0.19	$ 0.24	$ 0.13	$ (0.01)	$ 0.07
Net income (loss) per share, diluted	$ 0.03	$ (0.13)	$ 0.13	$ 0.17	$ 0.22	$ 0.12	$ (0.01)	$ 0.07

The Company’s financial performance in its first two fiscal quarters is generally stronger than the last two fiscal quarters due to the seasonal nature of the beverage business.

The Company recognizes stock based compensation expense as a selling, general and administration expense. This non-cash charge relates to options granted to officers, directors and consultants of the Company. Net Income before Stock Based Compensation Expense is as follows:

	November 30 (Q3)		August 31 (Q2)		May 31(Q1)		February 28/29 (Q4)
	2013	2012	2013	2012	2013	2012	2013	2012
Net income (loss)	$ 95,258	$ (376,293)	$ 434,491	$ 592,479	$ 688,734	$ 411,479	$ (36,359)	$ 211,682
Stock based compensation	$ 6,977	$ 32,005	$ 35,714	$ 43,863	$ 39,736	$ 46,011	$ 30,037	$ 414,822
Net income (loss) before stock based compensation	$ 102,235	$ (344,288)	$ 470,205	$ 636,342	$ 728,470	$457,490	$ (6,322)	$ 626,504

Other Information

EBITDAS	Quarter ended	Quarter ended	Nine months ended	Nine months ended
	November 30, 2013	November 30, 2012	November 30, 2013	November 30, 2012
Net income(loss)	$95,258	$(376,293)	$1,218,483	$627,663
Interest, net	(1,718)	4,219	4,149	11,464
Depreciation and amortization	191,099	176,760	560,514	498,501
Stock based compensation expense	6,977	32,005	82,427	121,879
Income taxes	17,932	(98,043)	463,993	307,313
EBITDAS	$309,548	$(261,352)	$2,329,566	$1,566,820

Margin	Quarter ended	Quarter ended	Nine months ended	Nine months ended
	November 30, 2013	November 30, 2012	November 30, 2013	November 30, 2012
Net revenue	$3,205,440	$3,765,487	$12,183,801	$13,847,686
Less: cost of sales	(1,814,943)	(2,778,952)	(6,519,060)	(8,714,255)
Margin	$1,390,497	$986,535	$5,664,741	$5,133,431
Margin % of Net Revenue	43.4%	26.2%	46.5%	37.1%

Related Party Transactions

		Quarter ended	Quarter ended	Nine months ended	Nine months ended
		November 30, 2013	November 30, 2012	November 30, 2013	November 30, 2012

i)	Incurred consulting fees with a company related by a director in common, Ralph McRae	$21,000	$21,000	$63,000	$63,000

ii)	Incurred management service fees with a company related by a director in common, Ralph McRae	132,000	132,000	396,000	396,000

iii)	Incurred marketing consulting services with a company related by a director in common, Ralph McRae	20,000	22,400	60,933	62,400

iv)	Incurred management service fees with a company related by an officer in common, Dave Read	37,500	63,000	112,500	212,550

v)	Incurred bottling services from a company related by a director in common, Ralph McRae	9,625	43,300	78,415	74,464

Cash flows

Cash provided by	Quarter ended	Quarter ended
(used in):	November 30, 2013	November 30, 2012	Change
Operating activities	$474,745	$93,613	$381,132
Investing activities	$(101,073)	$(311,974)	$210,901
Financing activities	$(113,987)	$(177,349)	$63,362

During the quarter, cash generated from operating activities increased by $381,132 compared to the same period of the prior year. The increase is the result of higher net income plus a decrease in net working capital versus the comparative period.

The decrease in cash utilized for investing activities, is due to less spending on equipment for a new brand and upgrades to our bottling plant.

Cash utilized for financing activities was $113,987 during the quarter, representing a $63,362 decrease compared to the same period of the prior year. Cash utilized by financing activities is a result of the Company’s repurchase of 17,483 shares at a cost of $77,880 and debt payment of $36,107.

Cash provided by	Nine months ended	Nine months ended
(used in):	November 30, 2013	November 30, 2012	Change
Operating activities	$2,335,370	$1,737,488	$597,882
Investing activities	$(475,398)	$(882,012)	$406,614
Financing activities	$(217,449)	$(1,588,228)	$1,370,779

For the nine months ended November 30, 2013, cash generated from operating activities increased by $597,882 compared to the same period of the prior year. The increase is primarily due to higher net income.

The decrease in cash utilized for investing activities, is due to less spending on equipment for a new brand and upgrades to our bottling plant.

Cash utilized for financing activities was $217,449 during the period, representing a $1,370,779 decrease compared to the same period of the prior year. Cash utilized by financing activities is a result of the Company’s repurchase of 41,648 shares at a cost of $195,356 and debt payment of $106,687, offset by 36,852 options that were exercised for proceeds of $84,594.

Liquidity and Capital Resources

Net working capital has increased by 1,324.7% since the prior year ended February 28, 2013. As at November 30, 2013, the Company has net working capital of $1,854,019 ($130,131 at February 28, 2013). In addition, at November 30, 2013 the Company had $759,357 ($817,700 at February 28, 2013) available under its revolving line of credit (limit of $3,500,000 subject to the availability of eligible collateral). At November 30, 2013 this credit facility was not utilized.

Total Net Working Capital	November 30, 2013	February 28, 2013
Total Current Assets	$3,555,149	$2,194,503
Less: Total Current Liabilities	(1,701,130)	(2,064,372)
Total Net Working Capital	$1,854,019	$130,131

Considering the positive net working capital position, including the cash on hand at November 30, 2013, and available debt, the Company believes that it has sufficient working capital.

Contractual Obligations

The following table presents our contractual obligations as of November 30, 2013:

	Payments due by period
Contractual Obligations	Total	less than 1 year	1-3 years	4-5 years	more than 5 years
Long-term Debt Obligations	-	-	-	-	-
Capital (Finance) Lease Obligations	$111,688	$111,688	-	-	-
Operating Lease Obligations	3,497,031	746,745	1,514,182	772,292	463,812
Purchase Obligations	446,168	166,118	267,550	12,500	-
Other Long-term Liabilities Reflected on the Company’s Balance Sheet under the GAAP of the primary financial statements	-	-	-	-	-
Interest	2,870	2,870	-	-	-
Total	$4,057,757	$1,027,421	$1,781,732	$784,792	$463,812

Risks and uncertainties

The types of risks and uncertainties that may affect the Company have not changed since February 28, 2013 and are included in the February 28, 2013 annual Management’s Discussion and Analysis.

Credit Risk

The Company’s credit risk is primarily attributable to its accounts receivable. The credit risk related to accounts receivable arises from customers’ potential inability to meet their obligations as agreed. The accounts receivable are presented on the balance sheet net of a provision for bad debts, which is estimated by the Company’s management based on past experience and its assessment of current economic conditions.

As at November 30, 2013 the Company is exposed to credit risk through the following assets:

	November 30, 2013	February 28, 2013
Trade receivables	$978,668	$799,648
Other receivables	42,370	79,428
Allowance for doubtful accounts	(55,728)	(124,672)
	$965,310	$754,404

Any credit risk exposure on cash balances is considered insignificant as the Company holds cash and cash equivalents only in major financial institutions in Canada. On the basis that these financial institutions are believed by Management to be financially sound, relatively minimal credit risk is deemed to exist.

The Company’s customers consist mainly of beverage distributors and wholesale and retail grocery suppliers and distributors principally located in North America. During the quarter ended November 30, 2013, the Company’s ten largest customers comprised approximately 97% of sales compared with 92% in the last fiscal year ended February 28, 2013. One customer comprised 91% of sales compared with 83% in the last fiscal year. In addition, to cover credit risk, the Company performs ongoing credit evaluations of its customers’ financial condition and applies rigorous procedures to assess the credit worthiness of new clients. It sets a specific credit limit per client and regularly reviews this limit.

As at November 30, 2013, 100% of the trade receivables are classified as current, or have been provided for.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure and financial leverage as outlined in Note 10 of the interim financial statements. The Company maintains detailed forecasts as well as long-term operating and strategic plans. Managing liquidity requires monitoring of projected cash inflows and outflows using forecasts of the Company’s financial position to ensure adequate and efficient use of cash resources. The appropriate liquidity level is established based on historical volatility and seasonal requirements, as well as planned investments and debt maturity requirements.

Market risk

Currency risk

The Company concludes sales in U.S. dollars to customers in the U.S. The Company also purchases raw materials as well as equipment in U.S. dollars. Consequently, it is exposed to the risk of exchange rate fluctuations with respect to the receivable and payable balances denominated in U.S. Dollars. The Company has not hedged its exposure to currency fluctuations.

A 5% U.S. dollar rise per Canadian dollar would have an unfavourable impact of approximately $15,800 on net earnings for the quarter ended November 30, 2013. A 5% U.S./Canadian dollar decrease would have a positive impact of similar magnitude.

Interest rate risk

The Company is exposed to interest rate risk arising from its variable rate interest-bearing financial obligations which are the Company’s operating line of credit and the long-term loan with the Company’s primary lender. A negative impact on cash flows could occur if there was an increase in prime rates. A decrease in these same rates would have a positive impact of similar magnitude.

The Company maintains a combination of fixed rate and variable rate debts. Fixed rate debt is used mainly in relation to the business’s long-term obligations arising from acquisitions of long-term assets. Bank indebtedness may be used to finance the Company’s working capital and fluctuates according to seasonal factors specific to the Company.

As at November 30, 2013, the Company held no debt with variable interest rates such that a 1% change in the interest rate would have no impact.

Fair Value of Financial Instruments

The Company’s financial instruments measured at fair value on the balance sheet are limited to cash and cash equivalents which are classified as level 1, and a non-employee stock option embedded derivative liability which is classified as level 3. See Note 6 for results of fair valuation of the derivative liability in the period.

Disclosure of Outstanding Share Data

At January 1, 2014, the Company had 2,919,697 issued and outstanding common shares, 923,569 issued and outstanding stock options, of which 913,889 were vested.

Disclosure of Controls and Procedures and Internal Control over Financial Reporting

The Chief Executive Officer and the Principal Financial Officer, together with other members of management, have designed the Company’s disclosure controls and procedures in order to provide reasonable assurance that material information relating to the Company and its consolidated subsidiaries would have been known to them, and by others, within those entities.

Management has also designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements in accordance with U.S. GAAP. There have been no changes in the Company’s internal controls over financial reporting during the period, which would materially affect, or are likely to materially affect, the Company’s internal controls.

While the officers of the Company have designed the Company’s disclosure controls and procedures and internal controls over financial reporting, they expect that these controls and procedures may not prevent all errors and fraud. A control system, no matter how well conceived or operated, can only provide reasonable, not absolute assurance that the objectives of the control system are met.

Safe Harbor for Forward-Looking Statements

This report includes “forward-looking information” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements which are not historical facts, are forward-looking statements. The Company, through its management, makes forward-looking public statements concerning its expected future operations, performance and other developments. The words “believe”, “intend”, “expect”, “anticipate”, “project”, “estimate”, “predict” and similar expressions are also intended to identify forward-looking statements. Forward-looking statements are not guarantees of future performance and are subject to a wide range of known and unknown risks and uncertainties and although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized. Forward-looking statements relate to, among other things:

•	business objectives, goals and strategic plans;
•	operating strategies;
•	expected future revenues, earnings and margins;
•	anticipated operating, selling and general and administrative costs;
•	availability of raw materials, including water, sugar, cardboard and closures and flavoring;
•	effects of seasonality on demand for our products;
•	anticipated exchange rates, fluctuations in exchange rates and effects of exchange rates on our cost of goods sold;
•	anticipated contribution to earnings in 2014 from investment in new product development;
•

our expectation that we will have adequate cash from operations and credit facility borrowings to meet all future debt service, capital expenditure and working capital requirements in fiscal year 2014;

•	anticipated capital expenditures; and
•	anticipated increased sales volumes with certain product lines;

Such forward-looking statements are necessarily estimates reflecting the Company's best judgment based upon current information and involve a number of risks and uncertainties, and there can be no assurance that other factors will not affect the accuracy of such forward-looking statements. It is impossible to identify all such factors. Factors which could cause actual results to differ materially from those estimated by the Company include, but are not limited to, those listed under Risk Factors, as well as other possible risk factors such as general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other factors which may be identified from time to time in the Company's public announcements. For all such forward-looking statements, we claim the safe harbor for forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

All forward-looking statements speak only as of the date made. All subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements. Except as required by law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which it is made or to reflect the occurrence of anticipated or unanticipated events or circumstances.